BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83
Barclays PLC One Churchill Place London E14 5HP
Stephanie J. Ciboroski Senior Assistant Chief Accountant Securities and Exchange Commission Washington DC 20549 USA 22 December 2014 VIA EDGAR

Barclays PLC

Barclays Bank PLC

Forms 20-F for the Fiscal Year Ended December 31, 2013

Filed March 14, 2014

Files No. 001-09246 and 001-10257

Dear Ms Ciboroski,

This letter responds to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated 26 November 2014, concerning the Annual Report on Form 20-F for the fiscal year ended 31 December 2013 of Barclays PLC and Barclays Bank PLC (collectively, “Barclays”). Our responses to your comments are set out in Appendix 1 to this letter.

In addition, in accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83. Accordingly, a separate version of this response letter containing confidential information of Barclays is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of Barclays and therefore is not submitted on a confidential basis.

Barclays acknowledges that:

•	Barclays is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Barclays may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Tushar Morzaria

Tushar Morzaria

Group Finance Director

Cc	Jim Dunn
(Securities and Exchange Commission)

George H. White
John O’Connor
(Sullivan & Cromwell LLP)

Andrew Ratcliffe
(PricewaterhouseCoopers LLP)

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

Note 29 – Contingent Liabilities and Commitments, page 303

We have considered your response to prior comments 2 and 3 and note that you state that “providing the disclosure required in respect of both provisions and contingent liabilities in a single note is the most appropriate approach, since a single or similar fact pattern or set of circumstances may give rise to both provisions and contingent liabilities.” We also note your response to prior comment 4 which states, “In cases where there are multiple proceedings in relation to a single fact pattern or set of circumstances, both a provision and a contingent liability may be identified. For example, an obligation resulting in a probable outflow may be identified in relation to a regulatory investigation but not a legal proceeding, or vice versa, depending on the facts. In addition, it will often be the case that matters arising from separate but similar sets of circumstances will be classified differently – where there are differences in the detailed fact pattern or legal analysis, for example.” The determination of each provision and contingent liability class, based on paragraph 87 of IAS 37, hinges on whether or not the nature of the items aggregated into a class are “sufficiently similar for a single statement about them to fulfil the requirements of paragraphs 85(a) and (b) and 86(a) and (b) of IAS 37. We note that you have identified Other Conduct and Litigation as separate provision classes and defined legal, competition and regulatory matters as a separate contingent liability class. Paragraph 85 and 86 require disclosure for each class of provision and contingent liability, respectively. Please address each of the following:

•	Expand your disclosure to include a discussion of the nature of the obligation, the expected timing of any resulting outflows of economic benefits and an indication of the uncertainties about the amount or timing of those outflows as required by paragraph 85(a) and (b) of IAS 37 for the Other Conduct provision class, as well as your Litigation provision class. Additionally, tell us where your current disclosures by provision class provide information about the expected timing of any resulting outflows of economic benefits as required by paragraph 85(a) of IAS 37.

In our 2014 Annual Report on Form 20-F (the “2014 Form 20-F”), we will amend the descriptions of our provision classes to better represent their content and achieve consistency with our classes of contingent liability. The provisions arising from matters that were described in the “Legal, competition and regulatory matters” note form part of the “Litigation” provision class. No provisions arising from items described in this note form part of the “Other conduct” class. The matters described in this note may be resolved through court proceedings, regulator fines, settlement or a combination of these, but they are of a sufficiently similar nature to form a single class. Therefore, “Legal, competition and regulatory” matters will henceforth be identified as a class of provision in the 2014 Form 20-F and in subsequent annual reports on Form 20-F, replacing the current “Litigation” class. The current “Other Conduct” provision class contains provisions related to customer redress and will therefore be renamed “Other customer redress” in the 2014 Form 20-F and in subsequent annual reports on Form 20-F. We will keep these definitions under review and, if material provisions of a sufficiently different nature are identified, additional classes will be disclosed.

The main disclosure on customer redress provisions that is required by paragraphs 85(a) and (b) of IAS 37 was included in the sections on Payment Protection Insurance and Interest Rate Hedging Products in Note 28. The “Other conduct” class (henceforth “Other customer redress”) aggregates a number of smaller redress provisions. In our 2014 Form 20-F, we will include a description of the content of this class and further information required under paragraph 85(a) and (b) to the extent material.

In relation to the disclosure of the expected timing of outflows, with respect to the “Litigation” class (henceforth “Legal, competition and regulatory”), we include in our disclosure a description of the history and current status of ongoing material matters and, to the extent practicable, an indication of next steps. It is generally impracticable to provide reliable further information on the expected timing of outflows, since they are often dependent on court or regulator processes over which we have limited visibility or control.

We note that impracticability justifies the exclusion of disclosure for contingent liabilities, but not for provisions (other than in extremely rare cases). Whilst the nature of the items included within this class of provisions is sufficiently similar to be aggregated as a single class, each individual proceeding will have a different set of factors

BARCLAYS HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS

OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. 200.83

Stephanie J Ciboroski

Securities and Exchange Commission

Appendix 1

impacting on the timing and amount of future cash flows. Therefore, it is necessary to address the disclosure requirement for the class by considering its significant components. [***CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION]

With respect to the “Other conduct” class (henceforth “Other customer redress”), we disclosed in Note 28 that the relevant provisions were likely to be utilised within 18 months.

We will ensure that the disclosure in our 2014 Form 20-F includes the information on the expected timing of material outflows that is available and reliable, to enable the reader to make an informed judgment as to the nature of our exposure and risks.

•	Tell us where you have provided the disclosure required by paragraph 85 of IAS 37 for your Sundry provision class.

Sundry provisions contain a number of immaterial items that do not meet the definition of other provision classes, including provisions for dilapidation, revenue clawback and fraud. The largest individual item disclosed as sundry was £34m; therefore on the basis of materiality no further disclosure was provided. Should, in the future an individual item be material, consideration would be given to disclose further information or identify an additional provision class.

•	Expand your disclosure to include a description of the nature of the contingent liability and, where practicable, an estimate of its financial effect and an indication of the uncertainties relating to the amount or timing of any outflow, as required by paragraph 86 of IAS 37.

We will carefully review the disclosure in our 2014 Form 20-F and expand where helpful to ensure that the information required by paragraph 86 of IAS 37 is included where practicable.

In cases where the underlying matter that impacted a provision class also impacted another class of provision or contingent liability please consider cross referencing information that is similar to each class of provision or contingent liability

In such cases, we will include cross references, where appropriate, in our 2014 Form 20-F.

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